UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

001-33863
(Commission File Number)

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN

☐ Form N-CSR

For Period Ended:  December 31, 2020
▪
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

XINYUAN REAL ESTATE CO., LTD.
Full Name of Registrant

Former Name if Applicable: N/A

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Address of Principal Executive Office (Street and Number)

Beijing 100025
People's Republic of China
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Audit Committee, with the assistance of advisors, is in the process of conducting an independent review of certain transactions to assess their potential impact on the Company's 2020 financial statements.  The Audit Committee is working closely with its advisors to complete the review in a timely manner.

Our majority owned subsidiary, Xinyuan Property Management Service (Cayman) Ltd. (the "Hong Kong Subsidiary") was also unable to publish its Annual Results by the date required under the Hong Kong Stock Exchange's Listing Rules as it requires more time to ascertain the affairs relating to certain transactions and consider any implication on its financial statements.  Consequently, the Hong Kong Subsidiary's shares have been suspended from trading on the Hong Kong Stock Exchange.

The Company will not be in a position to file its 20-F until the Audit Committee completes its review and the Company assesses the results of the review.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Yong Zhang	+86 (10)	8588-9376
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒   Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          ☐ Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Xinyuan Real Estate Co., Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2021
	By:	/s/ Yong Zhang
Name: Yong Zhang
Title: CEO